Mail Stop 6010
Via Facsimile and U.S. Mail

February 12, 2008

Mr. V. Prem Watsa
Chairman and Chief Executive Officer
Fairfax Financial Holdings Limited
95 Wellington Street West, Suite 800
Toronto, Ontario Canada M5J2N7

  Re: Fairfax Financial Holdings Limited
    Form 40-F for fiscal year ended December 31, 2006
    File No. 1-31556

Dear Mr. Watsa:

  We have reviewed your December 20, 2007 response to our December 14, 2007 letter and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the filing in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Exhibit 2 - Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 20. US GAAP Reconciliation, page 52

1. We have reviewed your response to prior comment two. It is difficult to determine the impact of reinsurance from the proposed narrative disclosure for Note 7. We suggest that this proposed disclosure be revised to show the effect of ceded reinsurance transactions by including a presentation similar to the first tabular presentation in your response to comment two. Also, please provide revised disclosure to be included in MD&A that quantifies the effect of ceded reinsurance transactions on each year presented in your consolidated statements of earnings and cash flows and that explains the reasons for period-to-period

fluctuations. The explanations of the fluctuations should cover each component included in the above tabular presentation.

2. Please provide revised disclosure to be included in Note 2 Summary of Significant Accounting Policies – Reinsurance that describes your accounting policies for ceded reinsurance, including your policies for each component included in the above tabular presentation. We would presume that these accounting policies comply with U. S. GAAP other than as disclosed in Note 20.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your letter should key your responses to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

You may contact Frank Wyman, Staff Accountant, at 202-551-3660 or Don Abbott, Senior Staff Accountant, at 202-551-3608, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant